

August 27, 2025

Brian Bair
Chief Executive Officer
Offerpad Solutions Inc.
433 S. Farmer Avenue, Suite 500
Tempe, AZ 85281

> **Re: Offerpad Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed August 21, 2025**
> **File No. 333-289758**

Dear Brian Bair:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Drew Capurro